Calvert Tax-Free Reserves

ADMINISTRATIVE SERVICES AGREEMENT

Schedule A

For its services provided under this Agreement, Calvert Administrative Services Company ("CASC") shall be paid a total annual fee of $80,000 by all Calvert Tax-Free Reserves Portfolios allocated on pro-rata basis, except the Calvert Tax-Free Money Market Portfolio ("CFTR Money Market").

For its services provided under this Agreement with respect to CTFR Money Market, CASC shall be paid an annual fee of .26% on average net assets of the CTFR Money Market Class O, and CASC shall be paid an annual fee of .05% on average net assets of the CFTR Money Market Institutional Class.

Schedule restated October 6, 2005